Exhibit 12.1

STATS historical
Ratio of earnings to fixed charges

						Six months ended 30
	Fiscal Year Ended December 31,					June,
	1999	2000	2001	2002	2003	2003	2004
Income (loss) before income taxes	5,355	57,224	(143,142)	(95,968)	528	(9,216)	10,100

Add
Interest expense	6,058	2,424	1,275	10,414	13,994	6,592	9,282
Portion of operating lease rental expense deemed by us to be representative of the interest factor	756	6,185	8,353	7,146	6,202	3,469	5,993

Earnings as adjusted	12,169	65,833	(133,514)	(78,408)	20,724	845	25,375

Fixed charges
Interest expense	6,058	2,424	1,275	10,414	13,994	6,592	9,282
Portion of operating lease rental expense deemed by us to be representative of the interest factor	756	6,185	8,353	7,146	6,202	3,469	5,993

	6,814	8,609	9,628	17,560	20,196	10,061	15,275
Ratio of earnings to fixed charges	1.8	7.6	—	—	1.0	—	1.7
Deficiency of earnings to cover fixed charges	—	—	(143,142)	(95,968)	—	(9,216)	—